Mail Stop 6010

December 5, 2007

Kevin W. Sharer
Chief Executive Officer
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

>   **Re: Amgen Inc.**
>   **Definitive Proxy Statement**
>   **Filed March 22, 2007**
>   **File No. 000-12477**

Dear Mr. Sharer:

    We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

    Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

    If you have any further questions regarding our review of your filing, please call me at (202) 551-3625.

>   Sincerely,

>   Tim Buchmiller
>   Senior Attorney

cc: Regina M. Schlatter, Esq.